[redacted]

BD 3/2

SE 10028101 MMISSION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Huntington Drive, Suite 212
(No. and Street)

Arcadia	CA	91006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kao Sheng Lin 626-821-9816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kao Sheng Lin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kyson & Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~............~~
2 ~~............~~
3 ~~............~~
4 ~~............~~
5 ~~............~~
6 ~~............~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

22 day of FEBRUARY, 2010, by
Date | Month | Year

(1) KAO SHENG LIN,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (~~,~~)

(~~and~~

(2) ______________________,
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.~~)

GEVORG TERTERYAN
COMM. #1861042
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 10, 2013
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Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

KYSON & CO.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kyson & Co., Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Kyson & Co., Inc., (the Company) as of December 31, 2009 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 29, 2010

KYSON & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash		
Checking		$ 28,253
Savings		42,374
Total cash		70,627
Clearing broker deposit		50,000
Commissions receivable		6,423
Marketable securities		32,680
Property and Equipment, at cost, net of accumulated depreciation of $29,623		3,568
Rent Deposit		5,066
Petty cash		554
Total Assets		$ 168,918

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		$ 1,826
Brokers' fees payable		5,543
Total Liabilities		7,369
Stockholders' Equity		
Common stock, $1 par value, 1,000,000 shares authorized; 140,000 shares issued and outstanding	$ 140,000	
Paid-in capital	50,700	
Treasury stock	(35,000)	
Retained earnings	5,849	161,549
Total Liabilities and Stockholders' Equity		$ 168,918

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions and fees	$ 495,689
Interest income	2,072
Gain on investments	5,710
Total Revenues	503,471
Direct Costs	
Quote services	17,501
Commission expense	67,556
Ticket clearing charges	166,911
Total Direct Costs	251,968
Gross Profit	251,503
Expenses	
Advertising/marketing	4,420
Depreciation	1,320
Insurance	631
Office expense	11,857
Professional fees	3,703
Regulatory fees	6,690
Rent	37,998
Salaries and payroll taxes	116,525
SIPC expenses	490
Telephone	8,746
Utilities	4,150
All other expenses	1,522
Total Expenses	198,052
Income before provision for income taxes	53,451
Income tax provision	800
Net Income	$ 52,651

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares		Common Stock		Treasury Stock		Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2008	140,000	$	140,000	$	(35,000)	$	50,700	$	(46,802)	$	108,898
Net Income									52,651		52,651
Balance, December 31, 2009	140,000	$	140,000	$	(35,000)	$	50,700	$	5,849	$	161,549

See accompanying notes to financial statements

KYSON & CO.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 52,651
Depreciation and amortization	1,320
Increase in value of investment	(18,217)
Changes in operating assets and liabilities:	
Petty cash	(177)
Commissions receivable	2,093
Accounts payable	(8,311)
Commissions payable	(619)
Net Cash Provided by Operating Activities	28,740
Cash Flows Used for Acquisition Activities:	
Purchase of equipment	(4,281)
Cash Flows Used for Acquisition Activities	(4,281)
Cash Flows for Investing Activities:	0
Net increase in cash	24,459
Cash - beginning of the year	46,168
Cash - December 31, 2009	$ 70,627
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

KYSON & CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Kyson & Co., Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Arcadia, California. The Company operates pursuant to the (k) (2) (ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d) (3) and does not hold customer funds or securities. The Company was incorporated in July 27, 1994, and became a member of the NASD February 22, 1996. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2009 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 7.

NOTE 3 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is an $800 minimum state income tax.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – DIVIDENDS DECLARED

The Board of Directors declared a dividend of $0.16 per share payable in January 2009.

KYSON & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	161,549
Non allowable assets:		
Property and Equipment, net of accumulated depreciation		(3,568)
Rent Deposit		(5,066)
Petty cash		(554)
Haircut - securities		(4,902)
Haircut - undue concentration		(2,617)
NET CAPITAL	$	144,842
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness -		
6.67% of net aggregate indebtedness	$	492
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	139,842
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	144,105
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	7,369
Aggregate indebtedness to net capital		0

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	147,566
VARIANCE		
Hair cut - undue concentration		(2,617)
Increase cash		12
Increase accrued expenses		(119)
NET CAPITAL PER AUDITED REPORT	$	144,842

See accompanying notes to financial statements

KYSON & CO.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Kyson & Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

KYSON & CO.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Kyson & Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kyson & Co.

In planning and performing my audit of the financial statements and supplemental schedules of Kyson & Co. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Kyson & Co.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 29, 2010

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Kyson & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Kyson & Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Kyson & Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Kyson & Co.'s management is responsible for the Kyson & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC- 7T with the respective cash disbursement records to the cancelled check dated May 2 and July 29, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
   a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters ending June 30, 2009, September 30, 2009 and December 31, 2009 noting a difference of $5,512.
   b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the same three quarters as listed in 2a above noting that the Company deducted $50,090 less than the amount that should have been deducted.
   c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting that the Company computed $601.18 instead of $489.74.
   d. Reviewed line 2A General Assessment to ensure that the number was the same as Item No. 2e form page 2 noting no differences, however based on my computation, the Company reported the assessment amount as $601.18 instead of $489.74.
   e. Reviewed Item 2B payment made with SIPC-6 filed and SIPC-4 by reviewing cancelled checks noting no differences.

Board of Directors
Kyson & Co.

SIPC Supplemental Report page 2

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above by reviewing the Focus Reports, review of SIPC 6 and review of cancelled checks noting differences in the income reported and deductions claimed as described above.

4. Compared the amount due to subsequent payment as reported in the check register noting an overpayment of $111. Prepared the journal entry to accrue the fees due to SIPC at December 31, 2009.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 29, 2010